Mail Stop 4561

November 30, 2009

John H. Heyman
Chief Executive Officer
Radiant Systems, Inc.
3925 Brookside Parkway
Alpharetta, Georgia 30022

      Re: Radiant Systems, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2008
             Forms 10-Q for Fiscal Quarters Ended March 31, 2009,
             September 30, 2009 and June 30, 2009
             File No. 000-22065

Dear Mr. Heyman:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.   We note that your website discusses your business operations in the Middle East and Africa. We note 2008 and 2009 news articles stating that your customers include BP plc, Royal Dutch Shell, Exxon Mobil Corporation and Olayan Food Services Company, a division of The Olayan Group which uses your Aloha QuickService POS in its Burger King restaurant franchises. We also note that BP plc, Royal Dutch Shell and Exxon Mobil Corporation have operations in Iran and Syria and that The Olayan Group operates Burger King franchises in Syria and

has exported products to Sudan. Iran, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements. Your response should describe any services, products, equipment, components or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments. In this respect, please tell us whether Olayan Food Services uses your systems in its Syria Burger King franchises and whether The Olayan Group, BP plc, Royal Dutch Shell or Exxon Mobil Corporation use your products, technology or services in their operations in the above referenced countries.

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

2.   In future filings, revise your MD&A overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include, but is not limited to, providing further information about how you earn revenues and income and generate cash. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. In addition, although your overview contains a discussion of known material opportunities presented by known trends and uncertainties, the discussion of these opportunities, as well as the actions you are taking to address these opportunities, challenges and risks, should be discussed in more detail.

3.   While you state that your financial performance during 2008 was positively impacted by strategic decisions designed to generate future revenue and operating growth income, tell us what consideration you have given to quantifying sources of material changes, particularly with respect to organic versus inorganic growth, in light of your recent acquisitions. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 28

4.   We note that your JPM Credit Agreement requires you to comply with various financial covenants, including maintaining leverage and fixed charge coverage ratios, as defined. In your future filings, include a discussion of all material financial covenants in your credit agreement with JPMorgan Chase Bank, N.A., including how the leverage and fixed charge coverage ratios are defined.

Evaluation of Disclosure Controls and Procedures, page 74

5.   You state that the principal executive officer and principal financial officer have concluded as of December 31, 2008 that your disclosure controls and procedures are effective to ensure that the information required to be disclosed by you in the reports you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. In your response letter, please confirm, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusion, please include the entire definition as set forth in the Securities Exchange Act Rule 13a-15(e). This comment also applies to your Forms 10-Q.

Part III

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 24, 2009)

Executive Compensation

Summary Compensation Table for Fiscal Years 2006, 2007 and 2008, page 18

6.   We note that in your in Summary Compensation Table and corresponding Compensation Discussion and Analysis section, you have included disclosure for your CEO, CFO, and two most highly compensated executive officers. Tell us what consideration you have given to Item 402(a)(3)(iii) and (iv) of Regulation S-K, which require information for your three most highly compensated executive officers—other than your principal executive officer and principal financial officer—and up to two additional individuals for whom disclosure would have been provided but for the fact that they were not serving as executive officers. Further, in reference to footnote 3 to the Summary

Compensation Table, tell us whether the dollar amount recognized for financial statement reporting purposes was in accordance with SFAS 123(R).

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director